Simpson Thacher & Bartlett LLP

900 G STREET, NW WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500 FACSIMILE: +1-202-636-5502

Direct Dial Number +1-202-636-5592	E-mail Address steven.grigoriou@stblaw.com

VIA EDGAR	June 7, 2022

Kim Browning, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Logan Ridge Finance Corporation
Registration Statement on Form N-148C Pre-Effective Amendment No. 1,
File No. 333-262831

Dear Ms. Browning:

On behalf of Logan Ridge Finance Corporation (the “Company”), we are providing the following response to a comment received by telephone from you on June 6, 2022 relating to the above-referenced registration statement on Form N-14 originally filed with the Securities and Exchange Commission (the “Commission”) on June 1, 2022, pursuant to the Securities Act of 1933, as amended (the “Registration Statement”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

For convenience of reference, your comment has been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

1.

Please update the cross reference included in the second sentence of the “Portfolio Companies” section on page 45 of the Registration Statement and include the appropriate hyperlink, if necessary, in the definitive prospectus.

The Company has updated the cross reference and included a hyperlink in its definitive prospectus.

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NEW YORK         BEIJING         HONG KONG         HOUSTON         LONDON         LOS ANGELES         PALO ALTO         SÃO PAULO         TOKYO

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	- 2 -	June 7, 2022

Please do not hesitate to call me at (202) 636-5592 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou

cc:	Rajib Chanda Christopher P. Healey